UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3)

OCEAN SHORE HOLDING CO.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

67501P107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67501P107

1	NAMES OF REPORTING PERSONS Hovde Capital Advisors LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 03-0430205

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Organized: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
655,294 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
655,294 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
655,294 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) The 655,294 Shares beneficially owned by Hovde Capital Advisors LLC are as Investment Manager to certain managed accounts, which are the direct owners of the Shares.

Item 1.

The Name of the Issuer is Ocean Shore Holding Co. (the "Issuer"). The address of the Issuer's Principal Executive Offices is 1001 Asbury Ave., Ocean City, NJ 08226.

Item 2.

The person filing this statement is Hovde Capital Advisors LLC (the "Investment Manager" or "Reporting Person"), and the address of its Principal Business Office is 1826 Jefferson Place, N.W., Washington, D.C. 20036. The Reporting Person is a limited liability company organized under the laws of the State of Delaware. The class of securities to which this statement relates is the Issuer's common stock, with a $0.01 par value per share (the "Securities" or "Shares"). The CUSIP number of the Securities is 67501P107. The Investment Manager manages certain accounts (the "Managed Accounts"), which are the direct owners of the Securities.

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:   655,294

(b)

Percent of class:   7.9%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:   0.

(ii)

Shared power to vote or to direct the vote:  655,294

(iii)

Sole power to dispose or to direct the disposition of :  0

(iv)

Shared power to dispose or to direct the disposition of:  655,294

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The Managed Accounts are the direct owners of the Securities and have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities. None of the Managed Accounts individually own, directly or beneficially, more than five percent of the class of the Securities.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/28/2009
Date

HOVDE CAPITAL ADVISORS LLC

By: /s/ Eric D. Hovde
Eric D. Hovde
Its: Managing Member